Exhibit 99.7

N E W S R E L E A S E

JDSU ANNOUNCES RESULTS OF 2009 ANNUAL MEETING OF STOCKHOLDERS

MILPITAS, Calif., November 11, 2009 — JDSU (NASDAQ: JDSU; TSX: JDU) today announced the results of its Annual Meeting of Stockholders held on November 11, 2009. Stockholders approved all four proposals presented for their consideration.

First, stockholders re-elected Mr. Richard E. Belluzzo, Mr. Harold L. Covert, Ms. Penelope A. Herscher and Mr. Masood Jabbar to serve on JDSU’s Board of Directors for three year terms ending in 2012.

Second, stockholders approved amendments to certain existing equity incentive plans to allow for a one-time stock option exchange program for employees other than JDSU’s named executive officers and directors.

Third, stockholders approved an amendment to the Company’s Amended and Restated 1998 Employee Stock Purchase Plan (the “ESPP”) to increase the number of shares of common stock authorized for issuance under the ESPP by 8,000,000.

Finally, stockholders ratified the appointment of PricewaterhouseCoopers LLP as JDSU’s independent registered public accounting firm for the fiscal year ending June 30, 2010.

About JDSU

JDSU (NASDAQ: JDSU; and TSX: JDU) enables broadband and optical innovation in the communications, commercial and consumer markets. JDSU is a leading provider of communications test and measurement solutions and optical products for telecommunications service providers, cable operators, and network equipment manufacturers. JDSU is also a leading provider of innovative optical solutions for medical/environmental instrumentation, semiconductor processing, display, brand authentication, aerospace and defense, and decorative applications. More information is available at www.jdsu.com.

Contact Information

Investors: Michelle Levine Schwartz, 408-546-4421 or michelle.levine@jdsu.com

Press: Jim Monroe, 240-404-1922 or jim.monroe@jdsu.com